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Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

June 8, 2005

Via Federal Express and EDGAR Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Jeffrey B. Werbitt Attorney-Advisor, Office of Mergers and Acquisitions
Re:	Liberty Media Corporation Schedule TO-I filed on May 24, 2005 File No. 005-58457

Dear Mr. Werbitt:

        Liberty Media Corporation (the "Company") has filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 ("Amendment No. 1") to its Tender Offer Statement on Schedule TO-I (File No. 005-58457), originally filed on May 24, 2005 (the "Tender Offer Statement"). The Tender Offer Statement relates to the Company's offer to purchase from eligible holders any and all of the stock options of the Company identified as eligible options in the Offer to Purchase dated May 24, 2005 (the "Offer to Purchase"), which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement. An amended and restated Offer to Purchase has been filed as Exhibit (a)(1)(i) to Amendment No. 1.

        Set forth below are the Company's responses to the comments contained in your letter to the Company, dated June 2, 2005, regarding the Tender Offer Statement. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of your comment letter.

Offer to Purchase

Summary Term Sheet, page 1

When will I receive payment for my eligible options that are accepted for payment?, page 2

1.	Comment:	We note that you will pay the option purchase price for validly tendered options in cash "promptly following the expiration date and satisfaction of all conditions to the offer." To the extent that you intend to satisfy the prompt payment requirement, please revise to clarify that you will provide payment promptly after expiration of the offer rather than promptly following satisfaction of all conditions to the offer. Otherwise, please advise us how you intend to comply with the prompt payment requirement given that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Also, we note that payments will be made in accordance with Ascent's regular payroll procedures and expect that the payroll payment will be made on or about July 1, 2005. Please advise use of the basis for your belief that a payment on July 1, 2005 is consistent with the prompt payment requirement set forth in Rule 14e-1(c). See Exchange Act Release 43069, July 31, 2000, for additional guidance concerning an interpretation of what timeframe is considered prompt.

        Response:    The Offer to Purchase has been revised to clarify that the Company will pay (or cause Ascent to pay) the option purchase price for validly tendered eligible options accepted for purchase, less applicable withholding taxes, in cash, promptly following the expiration of the offer.

        As noted by the Staff, payment for eligible options accepted for purchase under the tender offer will be made in accordance with Ascent's regular payroll procedures, which means that, if the offer expires as scheduled on June 21, 2005, payment will be made on or about July 1, 2005 (a period of only eight business days). We believe that, under the circumstances, such arrangements are consistent with the prompt payment requirement set forth in Rule 14e-1(c) for the following reasons:

        First, as the offer is for compensatory stock options, the Company is required to deduct withholding taxes from the amounts that would otherwise be payable to participating holders. Administering the tender offer payments through Ascent's payroll procedures significantly reduces the burden of calculating and collecting such amounts and will help ensure prompt and accurate payment of the net amounts.

        Second, administering the tender offer payments through Ascent's payroll procedures is advantageous to participating holders, as those employees who have elected "direct deposit" of their payroll checks will have their tender offer payments deposited electronically into their designated bank accounts.

        Third, Exchange Act Release 43069 confirms that the prompt payment standard may be determined by the practices of the financial community. In the context of a tender offer made for corporate finance purposes, this may point to current settlement practices in securities transactions. However, in the context of a tender offer made for compensatory purposes, it makes more sense to point to customary compensation practices. In that regard, the Company believes that Ascent's payroll procedures described above are consistent with the usual and customary payroll procedures of other similarly-situated businesses. (The Staff is supplementally advised that Ascent's payroll is generally made bi-weekly in arrears, effective on alternate Fridays, although some employees are paid weekly, effective each Thursday. The Company has been advised that, to process the tender offer payments through Ascent's payroll, the Company must advise Ascent of the total option purchase price to be paid to each tendering employee no later than the Friday preceding the payment date.)

        Fourth, The SEC has previously provided no-action relief regarding the prompt payment rule for certain option repricing programs and stock option transfer programs. In particular, in connection with Microsoft Corporation's 2003 option transfer program, based in part on the compensatory objectives of the program, the staff of the Division of Corporation Finance permitted Microsoft to pay for options tendered in the offer according to the following schedule: One-third of the total payment on the earliest administratively feasible payroll date following the end of a three-week "averaging period" following the expiration of the offer, with the remainder of the total payment being made after two years, assuming the option holder remained employed by Microsoft. (Microsoft Corporation, October 15, 2003)

How do I tender my eligible options?, page 5

2.	Comment:	You disclose that subject to your rights to terminate the offer in your "sole discretion," you currently expect that you will accept all options properly tendered promptly after the expiration date of the Offer. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits unless the offer is unconditional. Please confirm your understanding on a supplemental basis, and revise any disclosure in the Offer to Purchase to remove the implication that the offer is illusory.

        Response:    The Staff is supplementally advised that the Company does not intend to terminate the offer unless one of the listed offer conditions so permits. The Offer to Purchase has been revised to delete the implication that the Company may terminate the offer whether or not one of the listed conditions to the offer has been triggered.

Section 5. Conditions of the Offer, page 12

3.	Comment:	We refer you to the disclosure that upon expiration of this offer you "will promptly accept all of the properly tendered eligible options or reject them all." Please advise us of the circumstances under which you believe you could "reject all" of the properly tendered eligible options in the instance where an offer condition has not yet occurred, or revise to make clear the circumstances under which options would be rejected.

        Response:    The Offer to Purchase has been revised to delete the implication that the Company may reject all the properly tendered eligible options whether or not one of the listed conditions to the offer has been triggered.

Section 8. Information Concerning Liberty

4.	Comment:	Please advise us why you are incorporating certain financial information by reference when the Schedule TO indicates that Item 1010(a) and (b) of Regulation M-A are not applicable.

        Response:    The Offer to Purchase has been revised to delete the incorporation of such financial information by reference, in favor of a statement indicating where such financial information is available.

Section 16. Additional Information, page 22

5.	Comment:	We note that you are attempting to incorporate by reference future documents filed subsequent to the date of this offer to purchase. Schedule TO, however, does not permit "forward" incorporation by reference. If the information provided to option holders in the offering document materially changes, you are under an obligation to amend the Schedule TO and to disseminate the new information to option holders in a manner reasonably calculated to inform them about the change. If you would like to incorporate by reference to periodic reports that you file before the offer expires or terminates, you must amend the offer materials to specifically reference each such report. Please revise the disclosure accordingly.

        Response:    The Offer to Purchase has been revised to delete the incorporation by reference of future documents filed subsequent to the date of the Offer to Purchase.

Section 17. Forward-Looking Statements and Information, page 23

6.	Comment:	You disclose that this offer includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We also note that you disclose that "[t]he safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this tender offer." Please reconcile your disclosure or advise.

        Response:    The Offer to Purchase has been revised accordingly.

Election Form

7.	Comment:	Unless required by state securities laws, please revise your "Election Form" to remove all representations that may suggest to option holders that they are waiving its rights under the federal securities laws. For example, please delete any requirement that investors certify they "understand" or "recognize" how certain terms of this offer operate. If you believe a basis exists under state law to impose this requirement, please advise.

        Response:    The Election Form has been revised accordingly.

*    *    *

        Please note that we have attached to this response letter as Exhibit A a statement from the Company providing the acknowledgements requested in your June 2, 2005, comment letter.

        If you have any questions with respect to the foregoing responses to or require further information, please contact the undersigned at (212) 408-2597 or John Winter at (212) 408-2542.

                      Very truly yours,

                      Marc A. Leaf

cc:
Charles Y. Tanabe
 Liberty Media Corporation

Exhibit A

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

June 8, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Jeffrey B. Werbitt Attorney-Advisor, Office of Mergers and Acquisitions
Re:	Liberty Media Corporation Schedule TO-I filed on May 24, 2005 File No. 005-58457

Dear Mr. Werbitt:

        Reference is made to (i) the Tender Offer Statement on Schedule TO (File No. 005-58457), originally filed with the Securities and Exchange Commission (the "SEC") on May 24, 2005, and amended by Amendment No. 1 thereto filed on the date hereof (together with any further amendments thereto duly filed with the SEC, the "Filings") by Liberty Media Corporation (the "Company") and (ii) a comment letter, dated June 2, 2005, from the staff of the SEC with respect to the May 24, 2005 filing.

        In response to the Staff's request in its June 2 comment letter, the Company hereby acknowledges that:

  1.
  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  2.
  staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filings; and

  3.
  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
LIBERTY MEDIA CORPORATION
By:	/s/ CHARLES Y. TANABE
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

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Offer to Purchase
Election Form
  Exhibit A